December 9, 2014

Mara Ransom
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	WeWearables, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed November 20, 2014 File No. 333-198615

Dear Ms. Ransom,

WeWearables, Inc. is pleased to respond to the letter of comment (the “Comment Letter”) transmitted to us by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”), dated December 8, 2014. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter. Our responses to the Staff’s comments are as follows:

General

1. We note your response to prior comment 2 of our letter dated November 12, 2014. Your response does not address why you believe you have conducted more than nominal operations. In addition, while we recognize your increase in cash, we note that your assets still consist solely of cash. If the increase in cash is the sole significant asset to which you referred in your response letter dated October 29, 2014, we continue to believe that you meet the definition of a shell company. Accordingly, please revise your prospectus to disclose, on the cover page and in the summary, that you are a shell company. Please further disclose in appropriate places, including the Risk Factors section, the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities.

We have revised our prospectus to include that we are a shell and have updated the Risk Factors.

2. We have reviewed your response to comment 4 of our letter dated November 12, 2014. Your risk factor still contains a reference to internally developed products. Please revise your disclosure accordingly. Additionally, please state in your disclosure that you have no plans to develop such products.

We agree with your comment and have removed references to internally developed products.

We have no plans to develop such products.

Dilution, page 23

3. We note your response to comment 6 from our letter dated November 12, 2014 and the revisions to your dilution calculation. As we are unable to recalculate the percentages included within the “Dilution to New Shareholders (%)” line item, please either recompute these figures or remove this line item from your dilution table.

We agree with your comment and have removed this line item.

Management’s Discussion and Analysis or Plan of Operation, page 27

4. We have reviewed your response to comment 8 of our letter dated November 12, 2014. Your disclosures continue to reflect the development and future offering of software applications for vendors, which indicates that you will not only be a retailer of wearable devices but a software developer that enables manufacturers and other retailers to sell competing products online. Please revise your disclosure to remove all references to your development of software as it appears that you only removed the examples we provided in our prior comment.

We agree with your comment and have removed references to the development of software.

Business, page 34

Market Overview, page 34

5. We have reviewed the copy of the Business Insider article that you included as Exhibit 1 to your response letter. However, we note that the article contained a small portion of the statistics and data you include in your disclosures. Where you have included third-party sources for statistical, qualitative and comparative statements contained in your prospectus, please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

We agree with your comments. We have updated the section. We have not commissioned any reports or articles.

* * * * *

•	We are responsible for the adequacy and accuracy of the disclosure in the Amended S-1;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amended S-1; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. You may contact Thomas Chen, Chief Financial Officer at (714) 791-1305 if you have questions or need additional information.

Sincerely,

WeWearables, Inc.

/s/ Thomas Chen

Thomas Chen, CFO